                                                                    EXHIBIT 99.7

December 20, 1996

Dear Eljer Stockholders:

  I am pleased to inform you that on December 14, 1996 the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Zurn Industries, Inc. ("Zurn") and Zurn Acquisition Co., Inc., a wholly owned subsidiary of Zurn ("Zurn Acquisition"), pursuant to which Zurn Acquisition is commencing a cash tender offer (the "Offer") to purchase all outstanding shares of the Company's Common Stock at a price of $24.00 per share. Following completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, Zurn Acquisition will be merged (the "Merger") into the Company, and each share of the Company's Common Stock not purchased in the Offer (other than any shares owned by the Company or any subsidiary of the Company, Zurn or Zurn Acquisition and any shares held by holders who have timely demanded appraisal rights in accordance with Delaware law) will be converted into the right to receive $24.00 per share in cash, without interest. Upon consummation of these transactions, the Company will be a wholly owned subsidiary of Zurn.

  The Board of Directors of the Company has determined that each of the Offer and the Merger is fair to, and in the best interests of, the Company's stockholders, it has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and it recommends that the stockholders accept the Offer and tender all of their shares pursuant to the Offer.

  In reaching its decision, the Board of Directors carefully considered a number of factors. These factors are described in the Schedule 14D-9 relating to the Offer that is being filed today with the Securities and Exchange Commission, a copy of which accompanies this letter. Among other things, the Board of Directors considered the opinion of Bear, Stearns & Co. Inc., the Company's financial advisor, that the consideration to be received by the Company's stockholders in the Offer and the Merger is fair, from a financial point of view, to such stockholders.

  Accompanying this letter, in addition to the Schedule 14D-9, are the Offer to Purchase, dated December 20, 1996, of Zurn and Zurn Acquisition, together with related materials, including a Letter of Transmittal to be used for tendering your shares, and the Company's Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. The Information Statement, a copy of which is attached as Schedule I to the Schedule 14D-9, is required to be sent to all stockholders of the Company in advance of a change in the majority of the Board of Directors of the Company without a meeting of the Company's stockholders.

  The enclosed documents set forth the terms and conditions of the Offer and the Merger and provide other detailed information relating to these transactions, including instructions for tendering your shares. I urge you to read them carefully.

  Your investment and support over the years are very much appreciated.

                                          Very best wishes,

                                          SCOTT G. ARBUCKLE
                                          Chairman, President & Chief
                                           Executive Officer